Filed by Prime Medical Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 000-22392

The following is the transcript of a conference call made by Prime Medical Services, Inc. on November 12, 2003:

Final Transcript

PMSI—Q3 2003 Prime Medical Services Earnings Conference Call

Event Date/Time: Nov. 12. 2003 / 10:30AM ET

Event Duration: N/A

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the third-quarter shareholder conference call of Prime Medical Services Inc My name is Jen, and I will be your coordinator for today.

On behalf of Prime Medical, please note that certain statements made during this conference call may be forward-looking statements within of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including statements regarding our expectations, intentions or strategies regarding the future. You should not place under reliance on forward-looking statements. All forward-looking statements included in this discussion are based on information available to us on this date, and we assume no obligation to update any such forward-looking statements. It is important to note that our actual results could differ materially from those in the forward-looking statements. You should consult our reports on Form 10-K and other filings under the Securities Act of 1933 and the Securities Exchange Act of 1934 for factors that could cause our actual results to differ materially from those presented.

(OPERATOR INSTRUCTIONS). I would now like to turn the presentation over to your host for today’s call, Mr. Brad Hummel, President and CEO.

Brad Hummel - Prime Medical Services - President & CEO

Good morning everyone. Thanks for being with us. We think we have got an interesting day ahead of us, a good quarter to report and some exciting news relative to our acquisition of Medstone. I am here with John Barnidge, our CFO. John is going to take you briefly through the metrics that we traditionally provide. As you all saw, we had a little more detailed press release format this time. We hope you found that helpful.

John, if you would go through the numbers a bit, and then we will come back and talk about operations and perhaps Medstone.

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

Thank you, Brad. As is our custom, the press release we issued last night for the third quarter of ‘03 does include a schedule of supplemental financial information in addition to the primary financial statements and schedule. In addition to this information, I would like to provide some of the following metrics for you for the quarter.

Our net working capital at quarter-end was at $38.2 million. That is compared to $36.1 million at the same time last year. Net cash provided from operations is $24.8 million. It was $35 million this same quarter last year. Our net cash balance is right at $8.8 million at quarter-end. Our free cash flow is running at a rate of about between $12 and $13 million a year currently. During this quarter, I would like to share with you — during this quarter, we reduced our senior credit line by some $5 million from $18 million to $13 million outstanding at 9/30/03. Subsequent to quarter’s end, we were able to reduce that balance by yet another $5 million so that today our outstanding credit line balance is at $8 million.

And finally, I would like to share with you some information about a recent FAS Financial Accounting Standard statement that was issued during the quarter that impacted this quarter. That is Financial Accounting Standard 150, 150, that is the “Accounting for Consolidated Limited Life Entities”. In 2003, Prime issued two put contracts to the founders of AKSV, Mr. Bachmann and Sodomire.

Under this new FASB, mandatory redeemable obligations, such as these irrespective of the timing of when they are due in payables, receive a current fair market valuation, and as a result, it required us to establish a liability for the non-cash obligations due in 2004 and 2005 — in ‘04 and ‘05 rather — for approximately $850,000. The accounting for that FAS 150, the initial accounting, did in fact impact our earnings on a GAAP basis for this quarter, and I did want to point that out to everyone.

Brad Hummel - Prime Medical Services - President & CEO

Thank you, John. We believe the third quarter was challenging but also quite rewarding. We are obviously very excited about the prospects of bringing Medstone into the family, an effort that consumed considerable time and energy over the past several months. We find ourselves a step closer to completion of our lithotripsy partnership re-engineering. As John indicated, our balance sheet has improved, and despite sluggishness in the medical imaging segment of the vehicle manufacturing unit, there are encouraging signs within that business, as well as a very active market for specialty vehicles designated for Homeland Security use.

I will talk more about Medstone in a moment, but first I would like to review our operations.

In manufacturing. As we indicated in the release, with the exception of the medical imaging product line, our manufacturing unit ran consistent with or better than planned. In medical, we delivered 28 units versus 37 a year ago and up from 24 in the second quarter this year. Revenue for the medical group, which is comprised of our AK Chicago facilities and Smit in Holland was $12 million. Group contribution was $1.25 million, a margin improvement of 2.5 percent in the second quarter as we worked aggressively on cost management.

Our broadcast group delivered 44 units this quarter, consistent with the second quarter. Group sales from Frontine and Winemiller totaled $7.9 million and contributed $825,000, a decline from the second quarter reflecting a product mix change and very competitive pricing for the moment in that environment. Group backlog was $18.2 million at quarter-end.

Our Command and Control Group posted sales of 3.7 million, down slightly from the second quarter principally as a result of timing of deliveries. We are particularly pleased with the results of our AMP unit acquired earlier this year. Sales and proposal response in this group is quite brisk. Backlog stands at 10.8 million, and the value of outstanding proposals at quarter-end was just under $34 million.

While we remain very cautious about predicting a return to the market magnitude we enjoyed in our medical unit in 2001 and 2002, we do see signs of improvement. We are projecting fourth-quarter manufacturing division sales growth to increase approximately 20 percent and contribution improvement of 17 percent from the third quarter to $28.5 million and $3.4 million respectively. In that same cautious vein, we expect 2004 group revenues to increase organically to approximately 108 million and EBITDA to increase to 14 million, an increase of slightly more than 20 percent from our projected 2003 division contribution.

In urology, our lithotripsy group showed an expected seasonal increase in procedures of approximately 5 percent and a 15 percent increase in segment contribution from the second quarter to 5.1 million. Importantly, this improvement occurred despite a 26.5 percent increase in quarter to quarter minority interest expense as a result of re-engineering. We continued the absorption of procedure loss at our Alabama complex where the CON was dismantled earlier this year.

As a note, on a year-to-year basis, the loss of CON protection we enjoyed in that state eroded $3.7 million of EBITDA from our projected 2003 income. I highlight this to reinforce a comment I made earlier and in the release as well. We believe we are approaching the end of our litho re-engineering process.

Without belaboring the point, some three years ago we began an arduous and expensive process of addressing fundamental weakness in our litho partnership model. In short form, we renegotiated more than 240 contracts, replaced 36 lithotripsy systems, facilitated the exchange of more than $14.5 million of limited partnership interest and altered the governance on nearly 30 partnerships to lawfully find an avenue of reasonable physician access and egress to our system. To achieve compliance with operating regulations, we converted a substantial portion of our revenue to a wholesale model, eroding an average of $300 per case. Today our business is smaller, and Prime owns a bit less of it. But we believe it is healthier, it is compliant, and it is decidedly more friendly to our physician partners.

It was with this knowledge that we had accomplished these goals that we were encouraged to proceed with an expansion of our platform and to begin investing in growth opportunities. Our surgery center initiatives and the addition of new therapeutic processes into our partnerships are just now taking root. Looking forward, we see a stability in our urology business. Using our solid third quarter and a projected $15 million revenue and a $4 million contribution for the fourth quarter as a base, we believe our urology foundation is a 60 million plus revenue business with EBITDA of $16.5 to $17 million. More predictable and postured for growth. Partnership expansion and contribution from those earlier mentioned initiatives offers considerable upside opportunity.

Prior to the benefits we would gain from the proposed Medstone combination, on a consolidated basis, we are projecting 2004 revenue of approximately $175 million and EPS growth of 10 to 12 percent from our 2003 results.

With respect to Medstone. For some time, I have attempted to articulate the opportunity that exists for a consolidation of the lithotripsy providers. Further, there are too many manufacturers chasing too small an installed base opportunity for the distribution of litho devices. Therefore, I don’t think it should surprise anyone of our interest in Medstone. The Company has been an innovator in litho technology, owning the dominant installed base position in Spark-Gap litho technology worldwide. They have been an aggressive, sometimes formidable, purveyor of unique litho service concepts, and they continue to invest in R&D for litho and related products to insure a future for their business and their shareholders.

While a sporadic grower, they have acted with discipline. Their balance sheet is asset heavy and debt devoid. Still, they have over 450 devices installed in the marketplace. We see an opportunity to facilitate consolidation, to widen the channel of delivery, to promote pricing discipline within the manufacturing group, as well as the providing community, and to do so with little risk to our respective shareholders. Further, we see growth — growth in the top-line and growth in the bottom-line.

Obviously we have an idea of the synergy potential. Some $4 million of costs are, we believe, readily extractable through combination. These kinds of numbers on top of Medstone’s organic $2 million of EBITDA will fuel accretion and contribute to our balance sheet health.

New products — the result of extensive and expensive R&D over the years — have the potential of securing a much more prominent place in the market for urology tables, litho systems and complex digital imaging sensors. Together we share a significant number of relationships within the urology and radiology communities. Properly focused, we believe we can build substantially on the businesses we both claim and begin to fulfill a longer-term goal of coordinating the delivery of a broad-based ambulatory and ancillary healthcare service complex.

Our core competencies — managing physician-driven business; managing the complexities of fiduciary oversight between providers, payers and regulators; managing the logistics of delivering and staffing sophisticated medical technology, and most importantly, bringing high quality patient care and beneficial technology to patients throughout the country — is not unique to urology. It is a requirement across a number of specialties and I believe offers our shareholders and stockholders a very bright future and terrific opportunity for growth.

We would like to take questions on the quarter, perhaps on Medstone. Operator, if you would please facilitate that, I would be grateful.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Mitra Ramgopal, Sidoti.

Mitra Ramgopal - Sidoti - Analyst

A couple of questions. First, could you walk us through the Medstone acquisition with regards to the kind of synergies you expect to realize in the deal? Given that you expect to close it probably at the end of the first quarter, earlier Q2 of next year, should we look for at least a slowdown in acquisition activity until you fully integrate that?

Brad Hummel - Prime Medical Services - President & CEO

We will start with the synergy. I identified in my remarks a $4 million target. We consider that to be as I indicated readily extractable. It is heavily based on consolidation of redundant administrative accounting and executive capabilities. It is further added to by the fact that we both share nationwide installed service organizations that maintain lithotripsy systems throughout the country. That would obviously provide us with an opportunity for significant synergy.

Furthermore, we think there is opportunity to make progress in the sales and marketing process where we both share infrastructure in that regard, and there is on a going forward basis, we believe, a reduction available to us from the R&D standpoint given that they have invested quite heavily in the last several years on products that we anticipate coming to market shortly. So I guess that is why we have a high degree of confidence that the $4 million is achievable within a reasonable timeframe.

We consider the integration format will take some nine to 12 months from closing. Going to your closing question, if everything goes well, we would hope to close this at the early part of Q2. While obviously public to public company merger or acquisition activity might get slowed, I don’t think we are necessarily curtailed from participating in initiatives in the private company side, depending on what constituencies in terms of currencies are utilized, but we will see how that goes.

Operator

Elie Radinski, Jefferies & Co.

Elie Radinski - Jefferies & Co. - Analyst

I have several questions. Number one, can you discuss the decline in Command and Control and other units delivered in the quarter? We have been hearing for some time that Homeland Security money has been held up. When are your thoughts about that coming out? Discuss your thoughts about why you believe you are going to see substantially higher deliveries in the fourth quarter in that area?

Also, can you talk about other potential initiatives that you may face, and if you talking about consolidation in the litho area, obviously Healthtronics comes to mind. And your thoughts given that Company’s accounting issues? I will stop there.

Brad Hummel - Prime Medical Services - President & CEO

I think that your comments with respect to the Command and Control marketplace are accurate. We have been historically a little frustrated at the slowness to which that funding, which is really a migration of monies from the federal government to states and municipalities, has taken place. However, as I indicated, with a proposal book now in that group alone at $35 million and in the recent two months, we have written in excess of $2.5 to $3 million of contract, we see that starting to shake loose as it were. It is also the fact that the backlog has moved substantially in that regard, that we anticipate that business moving forward.

I would point out another initiative that is underway here, and that is under John’s leadership we have a broad-based initiative underway in our manufacturing group to try to garner some efficiencies, particularly looking at where we are building things, and as you can imagine, there is some capacity available in our Chicago-based facilities relative to the downturn in medical. We think there is a considerable opportunity for savings and potential 2004 earnings upside in cost savings as a result of this effort. We will be in the next couple of weeks making some decisions on that particular front. So we are encouraged with the market. We see some opportunities internally to bring down some costs and feel like we can get there.

With regards to the question about a little more appetite perhaps in the healthcare services front, HTRN is a company that we know well. We believe that they do an awfully good job in building physician relationships. Their model is somewhat less complex than ours is. That is to say the process we had to go took so long because we had such a vast number of partnerships. In their lithotripsy business anyway, they have a fewer number of those, and the governance process is easier to manage. We consider them a formidable competitor, and I think there may be interesting opportunities for us to work together, irrespective of the potential for a combination inasmuch as in the Medstone arena, we might have a device that they would be interested in. That is not based on any discussions or anything other than speculation, but clearly they are a purveyor of those types of systems.

There are a few others in the marketplace that would be interesting to us as well. We are keeping an open mind, and we think that because of where we are and in particular because we feel like we have the tools available to us to not only quantify and qualify remediation for some of the problems that the lithotripsy model has in general in the United States, that we are a good candidate for being the facilitator of that business.

Elie Radinski - Jefferies & Co. - Analyst

Just some follow-ups here. Can you define backlog? When you say you have X amount of dollars in backlog, are those actually signed contracts? Just define that.

The second thing is what gives you comfort that the medical manufacturing will begin to churn up shortly? And the last thing is based on the comments you just made, with other competitors I would be less willing to deal with you now that you are becoming a manufacturer?

Brad Hummel - Prime Medical Services - President & CEO

I definitely want to answer that last question. The answer is I don’t believe that is the case, and the reason is the way we managed the fiduciary in our partnerships is that we do not get in between the dollars that our physician partners would spend for hardware and what that we can acquire it for. We think that is fundamental to our role and our raison d’etre in the physician-related driven businesses. So it really is a question of whether or not the technology is appropriate to them, and whether they are comfortable with its clinical efficacy and the ability for it to be serviced and meet their patients’ needs. So I do not have any concerns about that.

Remind me what your other question was?

Elie Radinski - Jefferies & Co. - Analyst

The one was about defining how are you bringing backlog, and the other one was what gives you comfort that medical (multiple speakers) —?

Brad Hummel - Prime Medical Services - President & CEO

We have traditional backlog which we report in our Broadcast Group and in our Command and Control Group. That is backlog that is signed contracts, and it is obviously set to a manufacturing schedule and so forth.

Elie Radinski - Jefferies & Co. - Analyst

So those actually — when you mentioned the backlog and the dollar, those are actually contracts that have been signed?

Brad Hummel - Prime Medical Services - President & CEO

That is correct. In the press release, I alluded to letter of intent as a separate number and apart from that because while we have been informed that they intend to purchase we do not yet have an effective PO per se. So we distinguish those.

In medical, we have a backlog, but it is always a fairly concise number. The reason is the well-known issue of our late quarter delivery process and our dependency on the OEM to ultimately sale and load and provide us with load for trailers that we build. So it is not a backlog in the traditional sense, but a for lack of better words, a work-to-number that we project off of. That is and has been a source of some frustration this year for the first time in the last three or four years inasmuch as the manufacturers are, indeed, themselves having difficulty quantifying and delivering to their expectations.

That being said, we believe we are getting better at forecasting that number. We are more conservative than we would have been before, and through internal steps we are taking, we have we think lessened our dependency on some of the 400 pound gorilla that exists there. So that I think is an idea.

With regards to whether we see an improvement that is based on those kind of metrics and management tools that we have and our own relationships within the industry and somewhat of a broadening of participation with others in the industry. We are loading in this quarter not only for GE but for Siemens and Philips as well. And that gives us some idea of where we stand and gives us some confidence about the numbers that I projected this morning.

Operator

Richard Suster, WPG.

Richard Suster - WPG - Analyst

A couple of quick questions. What was the LTM/Medstone EBITDA?

Brad Hummel - Prime Medical Services - President & CEO

We are projecting 2003 LTM of just under 2 million, Richard.

Richard Suster - WPG - Analyst

The second question is I guess you would reduce the debt by 10 million here. What was the long-term and short-term debt at year-end? I don’t have that in front of me, and what are those numbers now?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

I am going to let John give you that real quickly.

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

The numbers today, the total debt today is $128 million. Net debt minus the $9 million, almost $9 million in cash gives you net debt of about $119 million. Of that $128 I just mentioned, $100 of that is subordinated debentures. Senior credit line at quarter-end was $13 million as I mentioned earlier. We have worked that down to $8 million today. The balance is in mortgage obligations and partnership debt of $7.5 million that we represent on behalf of partnerships are cash obligation against that partnership is routed to about 30 percent.

Richard Suster - WPG - Analyst

So that’s $119 right now. What were you at year-end?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

At year-end, it was right at $120 million.

Richard Suster - WPG - Analyst

So basically cash flow year-to-date is about flat?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

Yes.

Richard Suster - WPG - Analyst

If you look at that number for the next twelve months, where do you look at that free cash flow to end up being for the next twelve months?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

The free cash flow on an organic basis, we are looking at somewhere between $12 and $13 million annualized.

Richard Suster - WPG - Analyst

I know you said that. So this year — would that have been true this year also?

Brad Hummel - Prime Medical Services - President & CEO

No. I think I would prefer to let us get out of Session 3, which is happening starting this afternoon before we go a little harder on the numbers beyond those broad metrics that I gave you for ‘04 today. I think that is probably prudent, so we will have an opportunity both to visit and to get some information out of the course of the next few weeks.

Richard Suster - WPG - Analyst

Terrific.

Operator

Anne Barlow, Southwest Securities.

Anne Barlow - Southwest Securities - Analyst

A couple of questions. When you guys get merged or when you finish the acquisition, how many lithotripters will you have after all is said and done? Operating?

Brad Hummel - Prime Medical Services - President & CEO

Well, the Medstone owned and installed units are approximately 40. Okay? We have about 65 in place. So the Control Group would be somewhere between 105 and 110 by the time we consolidate.

Anne Barlow - Southwest Securities - Analyst

I know the two companies have different models. Could you explain to us a little bit about how Medstone operates and how they get paid on their lithotripters? I know they have a little bit different model than you.

Brad Hummel - Prime Medical Services - President & CEO

Yes, they do. Their revenue generation model in lithotripsy, with the exception of two limited partnership entities — one in Nevada and one in Idaho — that operates consistent with ours generally speaking, are of a wholesale nature. What I call nonequity revenue generation. And that is where units are either installed and generate revenue on a use basis, or they have a mobile operation where a tech and a system are provided on an as used, a contracted basis, a day rate basis, and they generate revenue that way. It is in that environment that there is not a physician ownership aspect as we are centered about. There is additional revenue generation that comes from a licensing fee on the installed base that is also a source of contribution for them.

Anne Barlow - Southwest Securities - Analyst

So they sell the units, and obviously they are paid for that, and then they get a per use basis on the units that are sold?

Brad Hummel - Prime Medical Services - President & CEO

Correct.

Anne Barlow - Southwest Securities - Analyst

Any geographic overlap or differences between the two as far as your 105 lithotripters?

Brad Hummel - Prime Medical Services - President & CEO

There are some markets where we are both in market, but as you know because of the somewhat mature nature of our business, it has spread itself out from a venue standpoint. So I don’t know of any right now where we essentially cross; although, there probably are a few. Contractually we may share venue. I do think that there may be some rationalization available to us from a market to market standpoint which could afford us some synergy and some savings.

Anne Barlow - Southwest Securities - Analyst

I don’t know right now where you are in your replacement of the fleet on your own. Are you going to be as your stuff comes up for replacement, are you going to be using exclusively Medstone machines going forward, or will there continue to be a blend of machines?

Brad Hummel - Prime Medical Services - President & CEO

Well, we would not commit to an exclusive use, and as I answered the question before, a lot of that depends on where our physicians want to go with technology. We by and large have an installed base that is electro-mechanical based as opposed to Spark-Gap based and without getting into a lot of detail that I am not all that equipped to talk about anyway.

We share different technologies. Some physicians prefer one over the other. We think there are opportunities to bring the Medstone productline into our installed base and vice versa, and so I would not necessarily assume by virtue of this that we would be driving only the Medstone product. We think it can be facilitated and obviously would be beneficial from a sales standpoint.

Anne Barlow - Southwest Securities - Analyst

Thanks.

Operator

Ryan Downey, Lord Abbott.

Ryan Downey - Lord Abbott - Analyst

Most of my questions have been answered, but I just wanted to get some something. I think cash at the end of the quarter was — I am out of the office, so I don’t have this — 8.8 million?

Brad Hummel - Prime Medical Services - President & CEO

That is right.

Ryan Downey - Lord Abbott - Analyst

Where do you see that going in the fourth quarter?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

Fourth quarter we should be probably $10 to $11 million.

Ryan Downey - Lord Abbott - Analyst

And there is 7 coming in with the acquisition?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

That is correct. Well, there is balance sheet cash at Medstone of 7 million. Clearly they are going to have transactional costs and so forth that may take some of that. It is really not the easiest number to pen down given that the eventuality of that is some four months away.

Ryan Downey - Lord Abbott - Analyst

I am assuming there will be cash added. I am just wondering whether (multiple speakers) 13 or 14 or 15 or maybe higher cash range, would you use some of that to pay down debt, or is that a level that you want to keep on the balance sheet?

Brad Hummel - Prime Medical Services - President & CEO

We have consistently throughout the year expressed a delevering preference to keep our headroom available to us and to facilitate as much flexibility as we can relative to acquisition activity and development activity. So I think that you can assume we will prudently delever where we can.

Obviously when we get down to the components of the structural debt number, which is the indenture and our mortgage and so forth, it takes on a little different characteristic in terms of the utility of that cash or the availability or the durability of that with structure. But it is something we are highly focused on.

Ryan Downey - Lord Abbott - Analyst

And you said the last 12 months for Medstone was almost 2 million in EBITDA?

John Barnidge - Prime Medical Services - CFO, Sr. VP & Sec.

That is correct. That is after minority interest expense, so if you go to their financials, you have to be as with ours careful to deduct the minority interest component command.

Ryan Downey - Lord Abbott - Analyst

It looks like year-to-date — I did not see there exact third quarter numbers — but at least in the first two quarters, it looked like they were down pretty significantly year-over-year. Was there improvement in the third quarter for them versus —?

Brad Hummel - Prime Medical Services - President & CEO

No, I don’t think — we would not characterize it that way. They are still absorbing a fair amount of expense associated with the R&D, the two products in particular — the MultiRAD and the Uro-ProVista (ph) projects — have consumed cash. I think that in their recent release they noted expenses that they took to the expense or to the P&L for these transaction-related activities, so I believe that you would find them to be in sort of a flat mode relative to quarter to quarter.

Ryan Downey - Lord Abbott - Analyst

Okay. Thanks.

Operator

Craig Node (ph), Shorewater Limited.

Craig Node - Shorewater Limited - Analyst

A couple of questions please. First, are there any outstanding due diligence issues that still need to be resolved before the deal is concluded?

Brad Hummel - Prime Medical Services - President & CEO

There are none.

Craig Node - Shorewater Limited - Analyst

Thank you. Secondly with regard to antitrust, it does not look as though there is likely to be any horizontal issues on the antitrust side, but I wondered whether you feel there is a possibility you may be asked for behavioral remedies by the relevant authorities, and whether if that is the case, there aren’t likely to be any problems associated with that kind of action?

Brad Hummel - Prime Medical Services - President & CEO

We do not believe that both from the standpoint of where our geographies lie relative to the installed base of lithotripsy and the access by the patient and physician community to those devices in the United States, we do not think this would qualify for our concern.

Craig Node - Shorewater Limited - Analyst

Okay. Next question — sorry, just two quickly. The Board structure, I see that you have got David Radlinsky (ph) down as a consultant once the deal is completed. Are you likely to be taking other corporate executives onto the Board structure in your company or not?

Brad Hummel - Prime Medical Services - President & CEO

We do not intend adding to our Board. It will remain the consistent Prime Board that you see today. We are actually looking quite forward to the arrival of Eva Novotny, their sales and marketing leader to our family. Mark Selawski, who is their financial operations manager. So, yes.

Craig Node - Shorewater Limited - Analyst

So they will be on the team, but not necessarily on an expanded Board basis?

Brad Hummel - Prime Medical Services - President & CEO

That is correct.

Craig Node - Shorewater Limited - Analyst

Finally, with regard to competition, which I know is very fragmented, do you see any overlapping competitors between yourselves and Medstone that you think would be a relevant shield against the antitrust, the potential antitrust issues that might otherwise get in the way? I don’t know whether you feel that, for example, (inaudible) constitutes a sufficient competitor against both companies or whether there are other companies that perhaps I am missing?

Brad Hummel - Prime Medical Services - President & CEO

I don’t really think so. To be honest, I have not focused very much on antitrust as a specific delivery issue here. So I don’t really think that. There are indeed — it is a highly fragmented business. It is a well-served marketplace. I think frankly there is opportunity as a result of that.

Craig Node - Shorewater Limited - Analyst

Thanks gentlemen and good luck with the deal.

Operator

Kevin Went (ph), Polyness (ph) Capital Management.

Kevin Went - Polyness (ph) Capital Management - Analyst

In the press release, there is a description that the re-engineering of the lithotripsy partnerships is substantially complete. I missed about the first ten minutes of the call, so I am sorry if you have already made some comments about this. But are there any remaining partnerships that are substantial that have not yet been restructured or are in the process of restructuring them could cause you all any problems?

Brad Hummel - Prime Medical Services - President & CEO

The answer is no; there are no major partnerships left for restructuring. What there is — and you see this if you migrate my commentary on projecting out EBITDA — is that we have to on a full year basis further absorb some minority interest shift. That number is somewhere between $750,000 and $1 million of additional absorption that would annualize where we stand today. There is on a run-rate basis as well a little bit of the Alabama CON dismantling impact that has to be migrated through. But as far major re-engineering projects, the answer is no.

We are fundamentally complete. We have introduced active practice of medicine where we believe it is doable, and that process is fundamentally complete. We have equity equilibrium, which is an important notion, and we think puts our physicians in the right ownership component to be competitive with others in the marketplace. So while this was timely and somewhat difficult to predict how it would all come out, we think it is just about done.

Kevin Went - Polyness (ph) Capital Management - Analyst

In terms of how it all is working out, how would you divide up or what percentage of partnerships that have been restructured are ahead of what your expectations might have been for how they would perform after restructuring? How many of them are essentially on track, and what percentage are below what you might have expected after they were restructured?

Brad Hummel - Prime Medical Services - President & CEO

Well, I think the answer is that most of them, post restructured, have performed much as we anticipated. The metric that I used last quarter is operative in this quarter, and that is about 23 or 24 of our partnerships are actually on a per procedure basis performing better than they did the same quarter a year ago. That we think is indicative of a healthier revitalized partnership. So I think that we don’t have any that are terrifically underperforming. There have been some that have taken a little longer to really get restructured and re-syndicated. But for the most part, I think that we are pretty on track.

Kevin Went - Polyness (ph) Capital Management - Analyst

After the experience you have now had, what do you think is the median amount of time that it would take for restructured partnership to get back to where you think it should be operationally?

Brad Hummel - Prime Medical Services - President & CEO

Well, I think if you start at the beginning, you are talking about on a partnership by partnership basis, a year for the re-engineering activity to get complete. Once it is done, you should have an interested physician constituency. You should have in cases where it is appropriate new technology available to them that is more flexible and can service a greater number of venues, and so once we call it done, you should begin to see the benefits immediately. I would not expect a lag, and a lag would frankly be an indicator we did not do something right.

Kevin Went - Polyness (ph) Capital Management - Analyst

On the Medstone, are there any change of control provisions that trigger gold (ph) and parachute payouts that will use up some of the cash that they currently have?

Brad Hummel - Prime Medical Services - President & CEO

Mr. Relinsky (ph) has a contract that we will honor that will pay him out a lump sum and then a balance over a five-year period totaling about $1.5 million in the aggregate. There are two other individuals who have contracts, but it is our intention to retain them and they have expressed interested in doing so. So not a lot in terms of cash uses against the Medstone balances.

Kevin Went - Polyness (ph) Capital Management - Analyst

One final question in general concerning Medstone, everything sounds good conceptually, but you look back at some other things — the backward integration and the coach manufacturing — that looked pretty good too. What are your thoughts at this point as to what uncertainties you have with the Medstone acquisition?

Brad Hummel - Prime Medical Services - President & CEO

I am not concerned about much relative to Medstone, particularly as it relates to the lithotripsy business. We understand that; we understand how the revenue is generated. We know that there is some remediation or some re-engineering that needs to take place in the two LLCs, and we believe it is in our calculus.

We think that the real upside involves getting those products to market. From the urologist on our team here, from the urologists in the community, the physicians who have looked at the MultiRAD we have queried, there is a lot of interest in that product. They could emerge as best-in- class devices. For Cysto tables in particular, there has been a dominant participant that is we believe not necessarily focused highly on that market and their product, and there is an opportunity to supplant them. So I think real upside exists.

We were, appropriately, in our calculus relative to how accretive we thought this would be, somewhat conservative in the ‘04 projection for units that they would sale. And accordingly, I think that is a strong upside potential for additional accretion to the business. But we do not necessarily see a lot of problems.

I cannot help myself but to comment about your reference to backing into an integration or a consolidation of manufacturing. That was most decidedly a tool that was both economic and reasonable. Our returns on that complex notwithstanding, or in spite of I should say the downturn in medical, are quite good from an invested cash standpoint. So we are not apologizing whatever for that particular business endeavor. And in the long run, it may be a very very valuable tool to our shareholders in terms of having a business that drives we think a substantial cash flow without a great deal of leverage assigned to it. I could not help myself, Kevin.

Kevin Went - Polyness (ph) Capital Management - Analyst

Well, you have not paid much for them, so that was the good part of it.

Brad Hummel - Prime Medical Services - President & CEO

That is right. I think our average ROI is over 40 percent in the complex.

Kevin Went - Polyness (ph) Capital Management - Analyst

Thanks for your answers, Brad.

Brad Hummel - Prime Medical Services - President & CEO

You are welcome, Kevin.

Operator

Sir, you have no more questions at this time.

Brad Hummel - Prime Medical Services - President & CEO

Thank you, operator. We appreciate this very much. Once again, we are very excited to be pursuing and going forward on our acquisition of Medstone. We are looking forward to speaking to all of you. To the shareholders of Medstone, we think we have collectively an awful a lot to offer the marketplace and can create some real value for everybody out there, as well as people who have yet to discover Prime Medical.

Thanks again for your time, your interest, and we look forward to talking to you soon.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and Medstone’s filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

Subject to clearance from the U.S. Securities and Exchange Commission, Prime and Medstone plan to file a Registration Statement on Form S-4, and mail to their respective stockholders a joint proxy statement/prospectus containing information about the proposed merger and related matters. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when it is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and Medstone’s past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite B-200, Austin, TX 78746, Telephone: 512-328-2892 (with respect to Prime’s filings) and from Mark Selawski, Medstone International, Inc., 100 Columbia, Suite 100, Aliso Viejo, CA 92656, Telephone: 949-448-7700 (with respect to Medstone’s filings).

Prime, Medstone, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and Medstone in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and Medstone is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.